UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50795

CUSIP NUMBER 008272 10 6

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

AFFIRMATIVE INSURANCE HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

4450 Sojourn Drive, Suite 500
Address of Principal Executive Office (Street and Number)

Addison, Texas 75001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Affirmative Insurance Holdings, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) by the March 16, 2009 due date since the Company is still evaluating its interim testing of goodwill impairment. The Company had completed its annual assessment of goodwill impairment as of September 30, 2008 and determined that no impairment existed at that point in time.

Due to the additional time required by the Company to complete this activity, the Company cannot file its 2008 Form 10-K within the prescribed period. The Company’s 2008 Form 10-K will be filed by the fifteenth calendar day (March 31, 2009) following the date on which the 2008 Form 10-K was due (March 16, 2009).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. McClure	630	560-7205
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The preliminary financial results presented below reflect the Company’s preliminary results for the year ended December 31, 2008 and exclude any impact from the Company’s ongoing evaluation of any possible goodwill impairment.

The Company had preliminary net income for the year ended December 31, 2008 of $1.4 million, or $0.09 per share, compared with net income of $9.7 million, or $0.63 per share, in the prior year. Significant items impacting 2008 results included the following:

•

Total gross written premium production declined $57.6 million, or 13.0%, to $385.1 million in 2008, compared with $442.7 million in 2007. This decline was due to the macroeconomic effects that impacted the industry during the year including higher fuel prices as well as the ongoing overall “soft” insurance market. The Company had smaller declines in production in the fourth quarter than those that existed in the third quarter.

•

The loss ratio for the year (losses and loss adjustment expenses divided by net premiums earned) increased to 76.8% in 2008, compared with 71.4% in 2007, primarily due to increased losses from Florida policies. The Florida losses were the result of our decision to push the full coverage product in Florida in 2007 in response to the Personal Injury Protection (PIP) sunset in that state on October 1, 2007. Inadequate pricing and product management of this product produced significantly higher losses than anticipated. We have drastically reduced the production of this product by restricting writings by agent, territory and coverage based on where significant loss ratio swings occurred. In addition, the Company had $2.5 million in losses in 2008 related to Hurricanes Gustav and Ike.

•	The Company had a net $1.5 million loss related to auction-rate securities in its investment portfolio. This is explained more fully below.

•

Selling, general and administrative expenses decreased $17.9 million, or 11.1%, to $144.3 million, compared with $162.2 million in 2007. The overall decrease was primarily due to a reduction in operating expenses primarily due to lower premium production and management’s efforts to reduce expenses in response to the decline in premium production volume.

•	In the third quarter of 2008, the Company recorded a $4.6 million impairment loss related to its identified intangible assets related to its Florida operations.

The 2008 results included a net $1.5 million loss related to our auction-rate security holdings. In August 2008, our broker announced settlements in principle with each of the Division Enforcement of the U.S. Securities and Exchange Commission (SEC), the New York Attorney General and other state agencies to purchase all of its clients’ auction-rate securities at par and several other items including fines. In October 2008, our broker filed a prospectus with the SEC, which published a legally-binding offer to all authorized holders of auction-rate securities in our broker’s accounts (“the settlement”). The majority of our auction-rate securities qualify under the terms of our broker’s prospectus. The time frames that our broker has set for buybacks have different start dates based upon the individual client’s size, which is determined by each client’s balance of investments held at our broker. For the majority of our auction-rate holdings, the buybacks are expected to occur between July 2010 and two years thereafter. In November 2008, the Company elected to participate in our broker’s offer to purchase our auction-rate securities at par. In November 2008, we classified our portfolio of auction-rate securities as trading and recorded a realized loss of $11.1 million for the difference in fair value and carrying amount. The fair value of the settlement was $9.6 million which we elected to report in other assets with changes in fair value reported in other income. The $1.5 million loss is expected to reverse into income over the period until the settlement occurs.

We have begun discussions with the lending group with respect to a possible waiver or modification of certain covenants relating to our senior secured credit facility. A waiver or modification could result in the payment of substantial fees, higher interest rates or other costs. If we are unable to meet one or more covenants and cannot obtain a waiver or modification of them, we would be in default under the related credit agreement, which could allow the lenders to declare all amounts outstanding under the facility to be due and payable. This could have a material adverse effect on our financial position and results of operations. There can be no assurance that we will be successful in our efforts to modify or waive the financial covenants under our credit facility. In addition, our independent registered public accountants have indicated that absent a waiver or modification of the credit facility they will include in their report an explanatory paragraph that this uncertainty raises substantial doubt about the Company’s ability to continue as a going concern.

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

PRELIMINARY CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands, except share data)

	December 31,
	2008	2007
Assets
Investment securities, at fair value
Trading securities	$40,155	$—
Available-for-sale securities	218,988	390,109
Cash and cash equivalents	66,513	44,048
Fiduciary and restricted cash	20,109	13,591
Accrued investment income	3,106	3,736
Premiums and fees receivable	57,805	69,154
Premium finance receivable, net	40,987	34,208
Commissions receivable	1,840	2,156
Receivable from reinsurers, net	63,331	66,839
Deferred acquisition costs	21,993	24,536
Deferred tax assets	16,459	10,973
Federal income taxes receivable	1,316	5,562
Investment in real property, net	5,848	5,964
Property and equipment, net	42,143	29,444
Goodwill	163,650	163,462
Other intangible assets, net	17,255	23,623
Prepaid expenses	8,967	11,011
Other assets, net of allowance for doubtful accounts of $7,213 for 2008 and 2007 (includes Other receivables of $9,647)	11,586	2,221

Total assets	$802,051	$900,637

Liabilities and Stockholders’ Equity
Liabilities
Reserves for losses, loss adjustment expenses and deposits	$204,637	$227,947
Unearned premium	109,097	126,289
Amounts due reinsurers	5,146	3,606
Deferred revenue	5,943	6,922
Senior secured credit facility	136,677	196,966
Notes payable	76,909	76,930
Other liabilities	47,159	44,932

Total liabilities	585,568	683,592

Stockholders’ Equity
Common stock, $0.01 par value; 75,000,000 shares authorized, 17,768,721 shares issued and 15,415,358 shares outstanding at December 31, 2008; 17,768,721 shares issued and 15,415,358 shares outstanding at December 31, 2007	178	178
Additional paid-in capital	163,707	162,603
Treasury stock, at cost (2,353,363 shares at December 31, 2008 and 2007)	(32,880)	(32,880)
Accumulated other comprehensive income (loss)	(1,849)	22
Retained earnings	87,327	87,122

Total stockholders’ equity	216,483	217,045

Total liabilities and stockholders’ equity	$802,051	$900,637

AFFIRMATIVE INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

PRELIMINARY CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in thousands, except per share data)

	Year Ended December 31,
	2008	2007	2006
Revenues
Net premiums earned	$357,301	$396,043	$288,110
Commission income and fees	78,926	88,146	60,995
Net investment income	13,749	16,444	8,829
Net realized losses	(10,700)	(599)	(822)
Other income	9,647	—	—

Total revenues	448,923	500,034	357,112

Expenses
Losses and loss adjustment expenses	274,391	289,724	185,346
Selling, general and administrative expenses	144,269	162,216	150,540
Depreciation and amortization	9,187	11,260	4,398
Impairment of intangible assets	4,609	—	—
Interest expense	18,404	25,060	4,342

Total expenses	450,860	488,260	344,626

Income (loss) before income tax expense (benefit) and minority interest	(1,937)	11,774	12,486
Income tax expense (benefit)	(3,375)	2,105	2,661
Minority interest, net of income taxes	—	—	81

Net income	$1,438	$9,669	$9,744

Net income per common share:
Basic	$0.09	$0.63	$0.64

Diluted	$0.09	$0.63	$0.63

Weighted average common shares outstanding:
Basic	15,415	15,371	15,295

Diluted	15,415	15,382	15,345

Dividends declared per common share	$0.08	$0.08	$0.08

AFFIRMATIVE INSURANCE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2009	By:	/s/ Michael J. McClure
Michael J. McClure
Executive Vice President and Chief Financial Officer